UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2021

Gateway Garage Partners LLC

181 High Street LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11344

Delaware	85-1031420
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Maine	26-2224584
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer identification No.)

6 West 20th Street, 5th Floor New York, New York	10011
(Address of principal executive offices)	(Zip Code)

(813) 438-6542
Registrant’s telephone number, including area code

Units of LLC Interest
(Title of each class of securities issued pursuant to Regulation A)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion contains forward-looking statements that involve risk and uncertainties. Our actual results could differ materially from those expressed or implied in forward-looking statements for many reasons, including the risks described elsewhere in this Semiannual Filing.

The following discussion and analysis are based on, and should be read in conjunction with, our unaudited financial statements and notes thereto as of June 30, 2021.

Overview

Gateway Garage Partners LLC (the “Company”) was formed on May 12, 2020 and has conducted no operations other than those related to its organization, the completion of the offering (the “Offering”) of its units of limited liability company interest (the “Units”) and the use of the proceeds of the Offering to acquire a 10% interest (the “Interest”) in 181 High Street LLC (“OpCo”).

Operating Results

The Company issued 4,000 Units in the Offering for net proceeds of $1,000,000. The Offering was closed on March 8, 2021 and the Interest was acquired on the same date.

2

Liquidity and Capital Resources

The Company’s sole source of revenue is distributions received from OpCo relating to the Interest. As of August 31, 2021, OpCo had not paid any distributions on the Interest. OpCo’s mortgage loan contains certain financial covenants, including the requirement that OpCo maintain a minimum debt service coverage ratio of not less than 1.25:1 prior to any distributions and not less than 1.10:1 following any distribution. Compliance with this covenant is tested annually, and as of December 31, 2020 and June 30, 2021, OpCo was in compliance with the pre-distribution ratio, but any distribution in excess of a nominal amount per Unit would have resulted in a breach of the post-distribution ratio. As the debt service coverage ratio is calculated based largely on OpCo’s net income, the timing and amount of any distributions by OpCo to the Company will be dependent upon increased levels of OpCo’s net income.

The Company’s liquidity requirements consist primarily of funds required to pay an annual platform fee to LEX Markets LLC in an amount equal to 1% of the value of the public float of the Units. The value of the public float is based on the average price per Unit for the last 90 days of the immediately preceding calendar year or the Offering price ($250.00 per Unit) for 2021. The platform fee accrues at an annualized rate equal to the secured overnight financing rate (SOFR) plus 3%, if the Company is unable to make the quarterly payment. As of June 30, 2021, the Company had not paid the platform fee.

Investor Call

The Company will host an investor call on October 8, 2021 at noon Eastern Time, which will be open for the general public to hear. The Company will be issuing a press release and filing a Form 1-U with the Securities and Exchange Commission setting forth the details of the call.

3

Item 2.	Other Information

None

Item 3.	Financial Statements

Gateway Garage Partners LLC

(A Delaware Limited Liability Company)

Financial Statements

For the Six Months Ended June 30, 2021 and the

Period from May 21, 2020 through June 30, 2020

(Unaudited)

4

Gateway Garage Partners LLC

(A Delaware Limited Liability Company)

Table of Contents

June 30, 2021

F-1

Gateway Garage Partners LLC

(A Delaware Limited Liability Company)

Balance Sheets

June 30, 2021 and December 31, 2020

	June 30,	December 31,
	2021	2020
	(Unaudited)
Assets:
Cash	$59,945	$65
Investment in 181 High Street LLC	1,000,000	-

Total assets	$1,059,945	$65

Liabilities and member’s equity

Liabilities:
Contribution payable to 181 High Street LLC	$60,000	$-
Accrued expenses	3,178	-

Total liabilities	63,178	-

Member’s Equity
Common units; unlimited units authorized; 4,001 and 1 units issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	996,767	65

Total liabilities and member’s equity	$1,059,945	$65

See notes to financial statements.

F-2

Gateway Garage Partners LLC

(A Delaware Limited Liability Company)

Unaudited Statements of Operations

For the Six Months Ended June 30, 2021 and the Period from May 21, 2020 through June 30, 2020

	Period Ended June 30,
	2021	2020
Expenses:
Platform fee	$3,158	$-
General and administrative expenses	120	5
Interest expense	20	-

Total expenses	3,298	5

Loss	$(3,298)	$(5)

See notes to financial statements.

F-3

Gateway Garage Partners LLC

(A Delaware Limited Liability Company)

Unaudited Statement of Member’s Equity

For the Six Months Ended June 30, 2021

Member’s equity - January 1, 2021	$65

Contributions	1,000,000

Loss	(3,298)

Member’s equity - June 30, 2021	$996,767

See notes to financial statements.

F-4

Gateway Garage Partners LLC

(A Delaware Limited Liability Company)

Unaudited Statements of Cash Flows

For the Six Months Ended June 30, 2021 and the Period from May 21, 2020 through June 30, 2020

	Period Ended June 30,
	2021	2020
Cash flows from operating activities:
Loss	$(3,298)	$(5)
Change in operating assets and liabilities Accrued expenses	3,178	-

Net cash used in operating activities	(120)	(5)

Cash flows from investing activities:
Investment in 181 High Street LLC	(940,000)	-

Cash used in investing activities	(940,000)	-

Cash flows from financing activities:
Contributions	1,000,000	100

Net cash provided by financing activities	1,000,000	100

Net change in cash	59,880	95

Cash at beginning of period	65	-

Cash at end of period	$59,945	$95

Supplemental disclosure of non-cash investing activities:
Contribution payable to 181 High Street LLC	$60,000	$-

See notes to financial statements.

F-5

Gateway Garage Partners LLC

(A Delaware Limited Liability Company)

Notes to Financial Statements

December 31, 2020

NOTE 1 – FORMATION AND ORGANIZATION

Gateway Garage Partners LLC (the “Company”) was formed on May 12, 2020 as a Delaware Limited Liability Company and is a partnership for U.S. federal income tax purposes. The Company was organized for the sole purpose of acquiring a membership interest in 181 High Street LLC, a Maine limited liability company (“OpCo”). OpCo’s sole asset is a 208,375 square foot parking garage containing approximately 600 parking spaces located at 181 High Street, Portland, Maine, (the “Property”). The Company is managed by Noyack Medical Partners LLC (the “Manager”), which is also the manager of OpCo.

The Company received its initial capital contribution on May 21, 2020.

The Company filed an offering statement on February 16, 2021 on Form 1-A with the US Securities and Exchange Commission (“SEC”) with respect to an offering (the “Offering”) of limited liability company units (“Units”) for an initial offering price of $250.00 per Unit. The maximum of $1,000,000 of Units was sold to the public in the initial offering on March 8, 2021. As of December 31, 2020, the Company had issued one Unit to the Manager, for a purchase price of $100. The Company will remain in existence until liquidated in accordance with the terms of its Limited Liability Company Agreement (the “Operating Agreement”).

The Offering qualified as a “Tier 2” offering pursuant to Regulation A promulgated under the Securities Act of 1933, as amended, or the Securities Act.

The Company’s fiscal year end is December 31st.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements and related notes of the Company have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC.

F-6

Gateway Garage Partners LLC

(A Delaware Limited Liability Company)

Notes to Financial Statements

December 31, 2020

(Continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates.

Cash

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Investment

The Company accounts for equity securities without readily determinable fair value at cost less impairments, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar securities. The company purchased a 10% interest in OpCo that does not have a readily determinable fair value. Dividends received from OpCo will be recognized as dividend income.

Organizational and Offering Costs

Organizational and offering costs of the Company were paid by LEX Markets Corp., which will be reimbursed by SDDco Brokerage Advisors LLC (the “Placement Agents”) up to the extent of the 4% placement fee received. LEX Markets Corp. is responsible for any expenses in excess of the total placement fee. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering. The offering expenses also includes the distribution of Units, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, charges of experts and fees, expenses and taxes related to the filing and qualification of the sale of shares under U.S. federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. OpCo paid the Placement Agents a fee equal to 4% of the gross proceeds of the Units sold in the Offering.

F-7

Gateway Garage Partners LLC

(A Delaware Limited Liability Company)

Notes to Financial Statements

December 31, 2020

(Continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Organizational and Offering Costs (Continued)

The Offering is being made on a “best efforts” basis, which means that no one is committed to purchasing any shares in the Offering. OpCo has engaged the Placement Agents to act as the exclusive placement agent in connection with the Offering. The Placement Agents are not obligated to purchase any shares or sell a specific number of Units, but will use its commercially reasonable “best efforts” to solicit purchases of the Units.

Trading Market

In connection with the Offering, the Company admitted its Units to trading on an “alternative trading system” or, ATS, maintained by LEX Markets Corp. (the “Platform”). However, there can be no assurance that an active trading market for the Units will be established or, if established, maintained. As a result, the liquidity of the Units may be limited.

LEX Markets Corp. and its subsidiary broker dealer LEX Markets LLC through the Platform located at www.LEXMarkets.com seek to provide an opportunity to investors to become equity holders in companies that own real estate properties. Through the Platform, investors can browse and screen potential property investments, view details of an investment and indicate interests in Units online. The Offering is being conducted through the facilities of the Platform, whereby investors will receive, review, execute and deliver subscription agreements electronically. The Company will pay LEX Markets an annual platform fee equal to 1.0% of the value of the public float of Units, based on the average price per share over the last 90 calendar days of the immediately preceding calendar year (the “Platform Fee”). The Platform Fee is paid out of Company dividends, and if no dividends are declared, interest will accrue at the secured overnight financing rate (“SOFR”) plus 3%, compounded quarterly, and paid out of subsequent dividends. This may cause a liability to the Company. For the six months ended June 30, 2021, the Company incurred Platform Fees of $3,158, which has been accrued with interest of $20 as of June 30, 2021.

Taxable Income

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes dividends, interest (other than from a financial business), real property rents, gain from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income.

F-8

Gateway Garage Partners LLC

(A Delaware Limited Liability Company)

Notes to Financial Statements

December 31, 2020

(Continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Taxable Income (Continued)

The Company intends to operate such that it will meet the Qualifying Income Exception in each taxable year and expects not to pay any U.S. federal income tax.

NOTE 3 – RELATED PARTY TRANSACTIONS

Ownership

As of December 31, 2020, C.J. Follini was the sole member of each of OpCo and the Manager. On March 8, 2021, the Company issued 4,000 common units for net proceeds of $1,000,000, which has been used to acquire a 10% interest in OpCo.

Management

The Company is organized as a limited liability company that does not have a board of directors. The Manager performs the function of a board of directors. Pursuant to the Operating Agreement, the Manager will have complete and exclusive discretion in the management and control of the Company’s affairs and business, subject to the requirement to obtain consent for certain actions, and shall possess all powers necessary, convenient or appropriate to carrying out the Company’s purposes and business, including doing all things and taking all actions necessary to carry out the terms and provisions of each of the foregoing agreements.

The Manager will not receive any compensation for its services as the managing member of the Company. However, upon successful closing of the Offering, OpCo entered into an agreement with the Manager to perform asset management duties for OpCo (the “OpCo Manager”). OpCo pays the OpCo Manager an asset management fee equal to 5.0% of the annual gross income of OpCo, as provided, less annual fees payable on all service contracts including the property manager of OpCo.

NOTE 4 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 29, 2021, the date the financial statements were available to be issued.

F-9

181 High Street LLC

(A Maine Limited Liability Company)

Financial Statements

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

F-10

181 High Street LLC

(A Maine Limited Liability Company)

Table of Contents

June 30, 2021 and 2020

F-11

181 High Street LLC

(A Maine Limited Liability Company)

Balance Sheets

June 30, 2021 and December 31, 2020

	June 30,	December 31,
	2021	2020
	(Unaudited)
Assets:
Real estate, net	$7,719,331	$7,921,184
Cash	121,598	43,439
Restricted cash	120,669	315,959
Accounts receivable and other assets	144,778	71,984
Deferred parking receivable	28,179	28,992
Contribution receivable from Gateway Garage Partners LLC	60,000	-
Due from affiliate	2,050	2,050

Total assets	$8,196,605	$8,383,608

Liabilities and members’ deficit

Liabilities:
Mortgage note payable, net	$13,534,489	$13,727,889
Note payable	54,700	54,700
Accounts payable, accrued expenses and other liabilities	46,253	49,197
Accrued interest	34,439	36,313
Deferred parking rental income	318,318	322,322

Total liabilities	13,988,199	14,190,421

Commitments and contingencies

Members’ deficit	(5,791,594)	(5,806,813)

Total liabilities and members’ deficit	$8,196,605	$8,383,608

See notes to financial statements.

F-12

181 High Street LLC

(A Maine Limited Liability Company)

Unaudited Statements of Operations

For the Six Months Ended June 30, 2021 and 2020

	Six Months Ended June 30,
	2021	2020
Revenues:
Parking rental income	$911,507	$1,031,864
Interest income	22	268

Total revenues	911,529	1,032,132

Expenses:
Interest expense	292,136	302,006
Depreciation	201,853	201,853
Property taxes	96,846	96,846
Payroll	93,347	145,834
Management fees	52,394	54,760
Other operating expenses	24,713	29,212
Repairs and maintenance	23,204	187,531
General and administrative expenses	21,401	34,535
Insurance	17,095	20,746
Utilities	8,115	8,647

Total expenses	831,104	1,081,970

Net income (loss)	$80,425	$(49,838)

See notes to financial statements.

F-13

181 High Street LLC

(A Maine Limited Liability Company)

Unaudited Statements of Members’ Deficit

For the Six Months Ended June 30, 2021

Member’s deficit - January 1, 2021	$(5,806,813)

Contributions, net of offering costs	960,000

Distributions	(1,025,206)

Net income	80,425

Members’ deficit - June 30, 2021	$(5,791,594)

See notes to financial statements.

F-14

181 High Street LLC

(A Maine Limited Liability Company)

Unaudited Statements of Cash Flows

For the Six Months Ended June 30, 2021 and 2020

	For the Six Months Ended June 30,
	2021	2020
Cash flows from operating activities:
Net income (loss)	$80,425	$(49,838)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	201,853	201,853
Amortization of loan financing fees	11,535	11,535
Deferred parking rental income	(3,191)	(4,853)
Change in operating assets and liabilities:
Accounts receivable and other assets	(72,794)	22,348
Accounts payable, accrued expenses and other liabilities	(2,944)	(18,244)
Accrued interest	(1,874)	(5,267)

Net cash provided by operating activities	213,010	157,534

Cash flows from financing activities:
Repayment of mortgage note payable	(204,935)	(214,426)
Proceeds from note payable	-	54,700
Contributions	940,000	20,000
Offering costs	(40,000)	-
Distributions	(1,025,206)	(68,960)

Net cash used in financing activities	(330,141)	(208,686)

Net change in cash and restricted cash	(117,131)	(51,152)

Cash and restricted cash at beginning of period	359,398	208,503--

Cash and restricted cash at end of period	$242,267	$157,351--

Supplemental disclosures of cash flow information:
Cash paid for interest	$282,475	$295,739

Supplemental disclosure of non-cash financing activities:
Contribution receivable from Gateway Garage Partners LLC	$60,000	$-

See notes to financial statements.

F-15

181 High Street LLC

(A Maine Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2021 and 2020

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

181 High Street LLC (the “Company”) was formed on February 15, 2008 as a Maine limited liability company. The term of the Company shall continue indefinitely, unless the Company is earlier dissolved by the occurrence of events more fully described in the agreement.

The purpose of the Company is to acquire and operate a garage located at 181 High Street, Portland Maine (the “Property”). The Property is a five-story parking garage containing approximately 600 parking spaces.

On March 8, 2021, Gateway Garage Partners LLC acquired a 10% interest in the Company for a contribution of $1,000,000. Income, losses and distributions from the Company are allocated to the members pro rata.

A member of a limited liability company is not liable for debts, obligations, or other liabilities of the limited liability company by reason of being such a member.

The Company’s operations and financial performance are subject to certain business risks and uncertainties that include changes in economic conditions, rapid changes in the real estate market, and competition for parking garages in the local marketplace, among others.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Application of these estimates and assumptions requires the exercise of judgment as to future uncertainties and, as a result, actual results could differ from those estimates.

Cash and Restricted Cash

At various times during the year, the Company has maintained cash balances in excess of federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Restricted cash consists of monies restricted for the benefit of the Company’s lender under the terms of the debt agreement. Such reserves are for capital expenditures and real estate taxes. In addition, certain cash from the operation of the Property must be directed to accounts controlled by the lender.

F-16

181 High Street LLC

(A Maine Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2021 and 2020

(Continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Restricted Cash (Continued)

The following table provides a reconciliation of cash and restricted cash within the balance sheets to the sum of the corresponding amounts within the statements of cash flows reported:

	2021	2020
As of January 1,
Cash	$43,439	$123,674
Restricted cash	315,959	84,829
Cash and restricted cash	$359,398	$208,503

As of June 30,
Cash	$121,598	$26,006
Restricted cash	120,669	131,345
Cash and restricted cash	$242,267	$157,351

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written-off through a charge to the allowance and a credit to accounts receivable. At June 30, 2021 and December 31, 2020, the Company considers accounts receivable to be fully collectible.

Accounting for Real Estate

Real estate is recognized at cost less accumulated depreciation. Betterments, major renovations and certain costs directly related to the improvement of real estate are capitalized. Maintenance and repair expenses are charged to expense as incurred.

Depreciation of an asset begins when it is available for use and is calculated using the straight-line method over the estimated useful lives. Range of useful lives for depreciable assets are as follows:

Category	Term
Building	39 years
Building improvements	7 - 15 years

F-17

181 High Street LLC

(A Maine Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2021 and 2020

(Continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting for Real Estate (Continued)

The Company reviews its owned real estate for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If impairment indicators are present, the evaluation may include estimating and reviewing anticipated future undiscounted cash flows to be derived from the asset. Estimating future cash flows is highly subjective and includes an evaluation of factors such as the anticipated cash flows from the Property, which may include parking rental income from current leases in-place and projected future leases, estimated capital expenditures, and an estimate of proceeds to be realized upon sale of the Property. If such cash flows are less than the asset’s net carrying value, an impairment charge is recognized to earnings to the extent by which the asset’s carrying value exceeds the estimated fair value. The Company’s estimates could differ materially from actual results. The Company did not recognize any impairment losses on long lived assets during the six months ended June 30, 2021 and 2020.

Deferred Costs

The Company defers costs incurred associated with the issuance of its debt obligations. Deferred financing costs are presented as deductions from the carrying value of the related debt obligation in the balance sheets and are amortized as a component of interest expense using the straight-line method, which approximates the effective interest method, over the terms of the respective financing agreements.

Revenue Recognition

The Company’s revenues are primarily derived from parking rental income, including long-term leases, monthly rentals, and transient customers, which fall under the scope of Leases (Topic 840). The Company recognizes the effects of any scheduled rent increases, rent abatements and prepayments on a straight-line basis over the term of the lease. This requires that parking rental income be recognized in equal annual amounts over the term of the lease. Deferred parking receivable and deferred parking rental income represent the cumulative effect of straight-lining leases and are computed as the difference between income accrued on a straight-line basis and contractual parking rental payments.

Advertising

Advertising and promotion costs are expensed as incurred. Total advertising and promotion expense for the six months ended June 30, 2021 and 2020 were $778 and $379, respectively, and are recognized as a component of other operating expenses on the statements of operations.

F-18

181 High Street LLC

(A Maine Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2021 and 2020

(Continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Offering Costs

Costs incurred in connection with raising capital are recorded as reductions of the related equity proceeds. For the six months ended June 30, 2021, the Company recorded $40,000 as a reduction of contributions which represents a placement fee equal to 4% of gross proceeds.

Income Taxes

No provision or benefit for income tax has been included in these financial statements because taxable income or loss passes through to, and is reportable by, the member.

The tax positions of the Company are assessed to determine whether a tax position is more-likely-than-not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more-likely-than-not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit with a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. The Company has assessed the federal and state tax positions and has concluded that there are no material uncertain tax liabilities to be recognized or disclosed.

New Accounting Pronouncement

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-02, as amended, Leases (Topic 842). Accounting Standards Update (“ASU”) 2016-02 requires all lessees to record a lease liability at lease inception, with a corresponding right of use asset, except for short-term leases. Lessor accounting will not be fundamentally changed. Additionally, ASU 2016-02 requires that the Company capitalize, as initial direct costs, only those costs that are incurred due to the execution of a lease. ASU 2016-02 is effective for the Company’s financial statements for the year ending December 31, 2022. The Company is currently evaluating the impact of Topic 842 on its financial statements.

Reclassifications

Certain amounts from the prior year financial statements have been reclassified to conform to the current year presentation.

F-19

181 High Street LLC

(A Maine Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2021 and 2020

(Continued)

NOTE 3 – REAL ESTATE

Real estate, net consisted of the following as of June 30, 2021 and December 31, 2020:

	June 30,	December 31,
	2021	2020

Land	$1,001,912	$1,001,912
Building	9,017,220	9,017,220
Building improvements	1,624,114	1,624,114

Total real estate	11,643,246	11,643,246

Less accumulated depreciation	(3,923,915)	(3,722,062)

Real estate, net	$7,719,331	$7,921,184

Depreciation expense totaled $201,853 for each of the six months ended June 30, 2021 and 2020.

NOTE 4 – MORTGAGE NOTE PAYABLE

On May 17, 2017 the Company obtained a mortgage loan in the amount of $15,000,000 (the “Mortgage”) which matures on May 17, 2027 (the “Maturity Date”). The Mortgage bears interest at 4.05% per annum calculated on a 360-day year through April 30, 2024. Beginning on May 1, 2024 until the Maturity Date, interest on the principal balance shall accrue at a variable rate equal to the Prime Rate, as defined, adjusting on the first day of each month. The Mortgage required monthly payments of interest-only through May 2018 and then monthly payments of principal and interest in an amount sufficient to amortize the principal balance over 300 months through April 17, 2027, with all remaining unpaid principal and interest due on the Maturity Date. The Mortgage is secured by the Property. The Company may prepay the Mortgage, in whole or in part, subject to certain prepayment penalties as defined by the Mortgage. The Company is subject to certain covenants in accordance with the Mortgage, including the maintenance of minimum pre- and post-distribution debt service coverage ratios, which the Company was in compliance with as of June 30, 2021.

F-20

181 High Street LLC

(A Maine Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2021 and 2020

(Continued)

NOTE 4 – MORTGAGE NOTE PAYABLE (Continued)

The annual estimated principal payments required by the Mortgage for each of the next five years and in the aggregate thereafter are as follows:

Year Ending December 31,

2021 (remainder of the year)	$210,851
2022	430,335
2023	448,342
2024	465,652
2025	486,587
Thereafter	11,626,327
$13,668,094

The components of deferred financing costs as of June 30, 2021 and December 31, 2020 are summarized as follows and are presented as deductions from the loan payable:

	June 30,	December 31,
	2021	2020

Deferred financing costs	$228,762	$228,762
Less accumulated amortization	(95,157)	(83,622)

Deferred financing costs, net	$133,605	$145,140

Amortization expense totaled $11,535 for each of the six months ended June 30, 2021 and 2020.

F-21

181 High Street LLC

(A Maine Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2021 and 2020

(Continued)

NOTE 5 – NOTE PAYABLE (Continued)

During April 2020, the Company received loan proceeds in the amount of $54,700 under the Paycheck Protection Program (“PPP”). The PPP was established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), which provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest may be forgivable to the extent the Company uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness may be reduced if the borrower terminates employees or reduces salaries during the eligible period. The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments until a forgiveness application has been accepted and reviewed by the Small Business Administration (“SBA”), and the SBA has provided the lender with the loan forgiveness amount or, if the borrower does not apply for forgiveness, ten months after the end of the eligible period. For the six months ended June 30, 2021 and 2020 the Company incurred interest expense of approximately $193 and $104, respectively. As of June 30, 2021 there was an outstanding balance on the PPP note payable of $54,700. On August 2, 2021, the entire loan balance along with the accrued interest expense was forgiven.

NOTE 6 – LEASES

Future minimum rentals to be received under non-cancelable operating leases in effect at June 30, 2021 for each of the succeeding five years and thereafter are as follows:

Year ending December 31,
2021 (Remainder of the year)	$340,797
2022	355,673
2023	332,349
2024	120,000
2025	120,000
Thereafter	4,230,000
$5,498,819

The preceding future minimum rental payments do not include option or renewal periods.

F-22

181 High Street LLC

(A Maine Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2021 and 2020

(Continued)

NOTE 6 – LEASES (Continued)

The table below summarizes parking rental income from lessees each accounting for more than 10% of total parking rental income for the six months ended June 30, 2021 and 2020.

	Six Months Ended June 30,
	2021		2020		Lease
Lessee	Dollars	Percent	Dollars	Percent	Termination Date
Standard Parking	$207,338	23%	$263,575	26%	See Note 8
Maine Medical Center	406,000	45%	520,000	51%	March 31, 2061
Westin Hotel	187,690	21%	189,537	18%	September 30, 2021

NOTE 7 – RELATED PARTY TRANSACTIONS

Asset Management Fees

The Company engaged Noyack Medical Partners, LLC (“Noyack”), a related party affiliated through common ownership, to provide asset management services and consulting services with respect to the oversight of the Property. Effective January 1, 2020, the Company and Noyack entered into a new asset management agreement, whereby Noyack will earn an asset management fee equal to 2% of annual gross income, as provided (the “Asset Management Fee”). On March 8, 2021, the Asset Management Fee was amended to equal 5% of annual gross income, as provided, less annual fees payable on all service contracts including Standard Parking (see note 8). For each of the six months ended June 30, 2021 and 2020, the Company incurred asset management fees of $17,662 and $21,040, respectively. Unpaid Asset Management Fees amounted to $17,662 and $0 as of June 30, 2021 and December 31, 2020, respectively, and are included in accounts payable, accrued expenses and other liabilities on the balance sheets.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company engaged Standard Parking Corporation (“Standard Parking”) as operator and manager of the Property. Standard Parking earns a monthly management fee of $5,874 as of June 30, 2021, which automatically renews each April and increases by 3%, as provided. For the six months ended June 30, 2021 and 2020, the Company incurred management fees of $34,732 and 33,720, respectively.

F-23

181 High Street LLC

(A Maine Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2021 and 2020

(Continued)

NOTE 8 – COMMITMENTS AND CONTINGENCIES (Continued)

The extent of the impact of the coronavirus (“COVID-19”) outbreak on the operational and financial performance of the Company’s parking garage will depend on future developments, including the duration of the outbreak and the impact of COVID-19 on the financial markets and the overall economy, all of which are still highly uncertain and cannot be predicted. If the financial markets and/or the overall economy continue to remain impacted for an extended period, the Company’s results may be materially adversely affected. As of the date of this report, COVID-19 has not had a material impact to the Company’s operations or financial performance as the Company has not experienced any material tenant defaults, early terminations or collection issues, however, any future impacts of COVID-19 are highly uncertain and cannot be predicted.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 29, 2021, the date the financial statements were available to be issued.

F-24

Item 4.	Exhibits

Exhibit Number	Description
2.1

Certificate of Formation of Gateway Garage Partners LLC (incorporated by reference to Exhibit 2.1 to the Gateway Garage Partners Offering Statement on Form 1-A (File No. 024-11344) filed on October 16, 2020)

2.2	Certificate of Formation of 181 High Street LLC (incorporated by reference to Exhibit 2.2 to the Gateway Garage Partners Offering Statement on Form 1-A (File No. 024-11344) filed on October 16, 2020)
2.3	Amended and Restated Operating Agreement for Gateway Garage Partners LLC (incorporated by reference to Exhibit 2.3 to the Gateway Garage Partners on Form 1-K filed June 11, 2021)
2.4	Amended and Restated Operating Agreement for 181 High Street LLC (incorporated by reference to Exhibit 2.4 to the Gateway Garage Partners on Form 1-K filed June 11, 2021)
6.1	Eastland Park Hotel Parking Agreement (incorporated by reference to Exhibit 6.4 to the Gateway Garage Partners Offering Statement on Form 1-A (File No. 024-11344) filed on October 16, 2020)
6.2	Property Management Agreement (incorporated by reference to Exhibit 6.5 to the Gateway Garage Partners Offering Statement on Form 1-A (File No. 024-11344) filed on October 16, 2020)

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this special financial report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on September 30, 2021.

GATEWAY GARAGE PARTNERS LLC

By:	/s/ Charles J. Follini
Name:	Charles J. Follini
Title:	President

181 HIGH STREET LLC

By:	/s/ Charles J. Follini
Name:	Charles J. Follini
Title:	President

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Charles J. Follini	President	September 30, 2021
Charles J. Follini	(Principal Executive Officer)

6